Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40222

July 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Taylor Beech

Office of Trade & Services

Re:	Commonwealth Thoroughbreds LLC

Post-Qualification Amendment No. 1 to Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A

Filed June 11, 2021

File No. 024-11130

Ladies and Gentlemen:

On behalf of Commonwealth Thoroughbreds LLC (“Commonwealth” or the “Company”), we hereby submit this response to the following comments in the letter from the Commission’s staff dated June 23, 2021.

Amendment No. 1 to Post-Qualification Amendment No. 2 Filed June 11, 2021

General

1.

 We reissue our prior comment 1. We note from your revised disclosure that it appears you sent to your subscribers the reconfirmation notice stating your intent to lower the minimum offering amount for the Series OL2018 offering. Further, you indicate that certain subscribers elected to rescind their offers. As we previously indicated, such an approach is not permitted under Exchange Act Rule 10b-9. See the Tucson Hotel Associates no-action letter (Apr. 11, 1985) issued by the Division of Market Regulation (stating, “[i]t is the position of the Division of Market Regulation that under Rule 10b-9 an issuer that reduces the specified minimum number of units to be sold in an offering must return all funds to the subscribers. We believe that a reconfirmation procedure is inappropriate in this context.”). Because you informed investors of your intent to reduce the specified minimum number of units to be sold, the original Series OL2018 offering is deemed to be terminated and all funds must be returned to Series OL2018 subscribers.

Please revise your disclosure to reflect the fact that the reconfirmation notice sent to subscribers resulted in the termination of the Series OL2018 offering and that the initiation of a new offering of Series OL2018 interests can occur only after investor funds have been returned and in connection with the qualification of this post-qualification amendment. Please also be sure to return funds to all subscribers, not just those who have rescinded to date, and confirm to us in your response to this letter that you have done so.

Response:

The Offering Circular has been revised in response to the Comment. The escrow agent notified the Company that the process of refunding all subscriber funds held in escrow for Series OL2018 was initiated on June 24, 2021 and had been completed by June 30, 2021.

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2.

We note your response to our prior comment 2 and reissue our comment. Rule 251(b)(4) of Regulation A precludes investment companies registered or required to be registered under the Investment Company Act from using Regulation A. Because Series Country Grammer has been set up in reliance on Section 18-215 of the Delaware Limited Liability Company Act, we examine on a series by series basis for 1940 Act purposes. Please provide your analysis on whether the Co-Ownership Agreement for Country Grammer is an “investment security,” as defined in Section 3(a)(2) of the Investment Company Act. In your response, include relevant case law, no-action letters, or other authorities.

Response:

On June 24, 2021, the Company and WinStar Farm LLC entered into a Co-Management Agreement with respect to Country Grammer, which is filed as Exhibit [ ] to the Offering Statement. The Co-Management Agreement specifically supersedes the portions of Section 3.3 of the Purchase Option, Bill of Sale and Co-Ownership Agreement, which expressly provides that WinStar will be the sole and exclusive manager of Country Grammer and will have the sole and exclusive authority and discretion with respect to the management of Country Grammer. That has been changed to co-management of Country Grammer by WinStar and the Company.

In response to the Staff’s comment, the Company believes interests in Country Grammer governed by the Co-Ownership Agreement, as modified by the recent Co-Management Agreement, are not “investment securities” as defined in Section 3(a)(2) of the Investment Company Act.

The Co-Management Agreement

The Co-Management Agreement provides that the Company and WinStar will make all material decisions related to the racing career and the day-to-day management of Country Grammer jointly. These include the selection of a trainer, oversight of pre-race training, training, racing, transportation between racetracks and training centers, veterinary issues, and all other standard management practices necessary for the care and racing of Country Grammer.

In addition, the Company and WinStar will jointly make decisions relating to the eventual disposition of Country Grammer. Country Grammer may not be retired or otherwise disposed of without the agreement of the Co-Managers. The Co-Managers will also develop an exit strategy for the sale or other disposition of Country Grammer, and/or his breeding interests during or at the completion of his racing career.

Disagreements over the management of Country Grammer’s racing career that cannot be resolved through good faith negotiations will be decided by the then current trainer. Disagreements over the selection of a trainer that cannot be resolved through good faith negotiations will be submitted to a mutually acceptable third-party equine professional named in the Co-Management Agreement, whose decision will be binding.

“Investment Securities” Generally

Section 3(a)(2) of the Investment Company Act defines the term “Investment Securities” to include securities except: (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of subsection (c).

The Investment Company Act defines “security” in Section 2(a)(36) to mean “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a “security,” or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

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The definitions of the term “security” in the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, are virtually identical to each other and also are nearly identical to the definition under the Investment Company Act. Courts have typically held that the definitions in the Securities Act and Exchange Act cover the same instruments.

We believe that, when viewed in light of case law and other relevant authority, the Co-Ownership Agreement and the Co-Management Agreement are not securities within the meaning of the Investment Company Act.

In its seminal decision SEC v. W.J. Howey Co., 328 U.S. 293 (1946), the United States Supreme Court provided an interpretation of the phrase “investment contract” that has become the generally accepted test for determining whether an unconventional investment is a security. The elements of the Howey test are: (1) an investment, (2) in a common enterprise, (3) with an expectation of profits derived solely from the efforts of the promoter or some third party. Whether or not an interest in a horse racing syndicate is a security typically turns on whether or not profits are derived solely from the efforts of others.

The federal Circuit Courts of Appeals have dropped “solely” from the original language of the third element of the Howey test, an approach tacitly supported by the Supreme Court. See United Housing Foundation, Inc. v. Forman, 421 U.S. 837 (1975) (quoting SEC v. Glen W. Turner Enterprises, 474 F.2d 476 (9th Cir.)). In SEC v. Koscot Interplanetary, Inc., 497 F.2d 473 (5th Cir. 1974), the court held that the requirement that the investor rely "solely" on the efforts of the promoter or third party would be met if the efforts of the promoter or third party were "the undeniably significant ones, those essential managerial efforts which affect the failure or success of the enterprise.” 497 F.2d at 483 (quoting Glen W. Turner Enterprises cited above).

In Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied, 454 U.S. 897 (1981), the court developed a test for determining whether managerial efforts were “significant” enough to deem an interest in a general partnership or joint venture a security. In Williamson, three joint venturers each purchased a one-third undivided interest in certain real estate. The purpose of the joint venture was to hold the land for subsequent development or resale. Godwin Investments, which arranged all of the transactions and sold the interest in the land to one of the joint venturers, represented that it would perform all management functions with regard to the property, attempt to have the land rezoned and pursue the sale or development of the property. The joint venture agreements, however, reserved certain powers for the joint venturers, including most importantly the power to approve any plan of development and the power to remove Godwin as manager.

The court concluded that in the absence of certain "limited circumstances ... meaningful powers possessed by joint venturers under a joint venture agreement do indeed preclude a finding that joint venture interests are securities." Those limited circumstances exist when: (1) an agreement among the parties leaves so little power in the hands of the partner or venturer that the arrangement in fact distributes power as would a limited partnership; (2) the partner or venturer is so inexperienced and unknowledgeable in the business affairs that he is incapable of intelligently exercising his partnership or venture powers; or (3) the partner or venturer is so dependent on some unique entrepreneurial or managerial ability of the promoter or manager that he cannot replace the manager of the enterprise or otherwise exercise meaningful partnership or venture powers.

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This Williamson test still governs the analysis today. Several Circuits have adopted the Williamson three-factor test to analyze the third Howey element in the case of both general partnership interests as well as strictly contractual relationships. See e.g., Koch v. Hankins, 928 F.2d 1471, 1476 (9th Cir.1991); Robinson v. Glynn, 349 F.3d 166 (4th Cir 2003); U.S. Leonard, 529 F.3d 83 (2nd Cir. 2008); S.E.C. v. Shields, 744 F.3d 633 (10th Cir. 2014). Accordingly, if any of the three elements of the Williamson test are met, the managerial efforts are deemed significant enough to constitute a security under the Howey test.

Applicability of “Investment Securities” Analysis to the Country Grammer Agreements

The Williamson test provides a basis for the analysis of the Co-Ownership Agreement and Co-Management between the Company and WinStar. If these Agreements meet any single prong of the Williamson test, then the third prong of the Howey test is not met, and the interests defined by those Agreements should not be deemed securities.

Several additional cases and secondary sources have analyzed the Howey test and, more specifically, the Williamson test in determining whether or not a syndicate or joint venture interest is a security.

In Mr. Steak, Inc. v. River City Steak, Inc., 460 F.2d 666 (10th Cir. 1972), a franchisee purchased a restaurant franchise from Mr. Steak. Mr. Steak retained a substantial amount of control over the franchise operation and, it appears, actually ran the restaurant. Nonetheless, the Tenth Circuit affirmed the lower court's dismissal of a securities claim, emphasizing that "the franchise agreement and the restaurant manager's agreement contemplated that River City Steak [the franchisee] would play an active, if severely circumscribed, role in the conduct of the restaurant. Thus, although the franchisee delegated effective day-to-day control to Mr. Steak, the franchisor, the court did not find a security present.

In Holden v. Hagopian, 978 F.2d 1115 (9th Cir. 1992), the Ninth Circuit affirmed a dismissal of a securities claim involving a horse breeding operation, holding that the plaintiffs failed to establish that their general partnership interests were securities under the Williamson test. The partnership agreement listed a substantial number of actions requiring approval by a majority vote of the partners. The plaintiffs had also affirmed their experience and knowledge of business generally in subscription agreements and presented no evidence to the contrary. The court noted that the plaintiffs “chose to be passive and did not actively utilize the legal powers afforded them by the partnership arrangement,” concluding their failure to participate in the partnership's decisions did not show that the promoter-manager was “uniquely qualified” to manage the operation within the meaning of Williamson's third prong.

An investor's expectation of profits in a co-ownership racing venture may be derived from: (i) the efforts of a manager; (ii) the investor's own efforts or activities; or (iii) external forces, such as inflation or appreciation in the value of property. For example, current racing performances of another Thoroughbred related through bloodline may affect the value of a Thoroughbred held by the venture positively or negatively without any change in the status of the Thoroughbreds co-owned in a racing venture.

The material decisions that will affect the value of the Thoroughbred Asset held by a Series and the profits it earns are:

●	The selection of the Thoroughbred in which the Series will acquire an interest and the negotiation of co-ownership and management arrangements;

●

The selection of a trainer, who will oversee the day-to-day management of the Thoroughbred in consultation with the Manager about short and long-term objectives, including boarding, pre-race and race physical training, dietary needs, health, veterinary care, transportation, the selection of races and the jockeys to ride the Thoroughbreds in those races;

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●	The development of short and long-term training and racing plans for the Thoroughbred, in consultation with the trainer, including scheduling races and rest and recovery periods;

●	Decisions regarding breeding activities; and

●	Decisions regarding the sale, retirement, or other disposition of the Thoroughbred.

The Co-Management Agreement provides that these material decisions will be made jointly by the Company and WinStar, and not on the basis of their relative ownership percentages. The Agreement provides for negotiation of a mutually agreeable resolution to any disputes, and if unsuccessful, then by referring the matter to a third-party equine professional mutually agreeable to both parties, whose decision will be binding. The parties believe that the trainer working most closely with Country Grammer on a day-to-day basis will be in the best position to assist in making decisions about Country Grammer’s fitness, soundness, health, pre-race training, and race selection strategy. The parties have agreed to have disputes regarding the selection and retention of the trainer determined through informal arbitration before a reputable bloodstock agent named in the Co-Management Agreement.

The principals of Commonwealth Markets have owned broodmares and are managing the racing career of another Thoroughbred. They have the power, information, knowledge, experience, and sophistication to evaluate and negotiate co-ownership arrangements in Thoroughbreds and do not need the special protections of the disclosure and fraud provisions of the securities laws. Under the Co-Management Agreement they will share responsibility for material decisions governing the day-to-day management of Country Grammer’s racing career. The modification of the Co-Ownership Agreement to give Commonwealth Thoroughbreds meaningful management rights should avoid any of the "limited circumstances" described in Williamson as a basis for concluding that the joint venture with WinStar is a security.

Thoroughbred Asset Selection

In evaluating the opportunity to acquire a 30% interest in Country Grammer, the Company conducted significant due diligence, including extensive analysis of pedigree, past racing performance, future racing opportunities, veterinary history, pre-purchase examination and general assessment of the colt’s athletic abilities. The pre-purchase analysis included the retention of bloodstock experts and the purchase of data related to stride analysis, heart scan analysis, speed ratings, conformation assessment, and potential for competition within his peer group as indicia of potential earnings. This process of thorough evaluation of the multifaceted selection criteria for a Thoroughbred horse in training implemented by Commonwealth before the acquisition of any horse has proven over time to be the most significant determining factor on the ultimate success of a Thoroughbred racehorse. The continued successful use of this pre-purchase evaluation method by Commonwealth will be critical to the success of its series.

Trainer Selection

The Co-Management Agreement provides that the Company and WinStar will consult regarding the retention of the current trainer and if the decision is made jointly to make a change, the selection of a new trainer.

Industry practice is that the contractual agreement with a trainer is customarily informal. The trainer will make day-to-day decisions with respect to matters related to the feeding, grooming, exercise, training, and maintenance of the general good health of the horse and will consult with the owner on decisions about any veterinary issues, selection of jockeys and races for which nominations, entries, actual participation or scratches (withdrawal from participation) will be made. It is customary that the Company pays its pro-rata portion of the expenses paid to vendors such as farriers (horseshoers,) veterinarians, physical therapists and others selected by the trainers to provide such additional services.

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Training and Racing Plan

Although the Co-Management Agreement will not be effective before the initial closing of Series Country Grammer, the Company’s principals have been actively consulting with the training staff and WinStar principals since March with respect to Country Grammer’s training and racing plan. They receive briefings from the training staff after Country Grammer’s weekly work session. They hold frequent conferences with WinStar principals to review the present physical condition of the horse and nominations and entries into upcoming suitable races for the horse in the short and long term.

For example, Country Grammer’s victory in a Grade I stakes race in April elevated him into contention for entry in the year end racing championship series known as the Breeders’ Cup. The Company’s principals participated in discussions in which it was decided that the east coast racing calendar presented more prestigious races from mid-summer to early fall and thus more opportunities for Country Grammer to earn entry into a Breeders’ Cup race. In connection with the implementation of this plan, the Company’s principals recommended that Country Grammer be moved to a new trainer, which was the ultimate decision reached by consensus of the participants. This ongoing participation in Country Grammer’s progress will be formalized by the Co-Management Agreement.

End of Racing Decisions

Country Grammer is a four-year old colt whose active racing career is expected to extend for no more than 2 to 3 more years, barring injury. The Co-Management Agreement provides that the strategy for Country Grammer’s retirement, sale, or other disposition including possible post-racing breeding activities will be determined jointly.

For the foregoing reasons, based on the case law and relevant authority mentioned above, the Company believes its Co-Ownership Agreement and Co-Management Agreement do not represent “investment securities” within the meaning of the Investment Company Act.

3.

We note your disclosure in response to our prior comment 4 that the Company will notify subscribers for Series Country Grammer individually via email that an interim closing has occurred, the total interest in Country Grammer then held by the Series, and any related changes. Please tell us how you intend to update your offering circular, by filing either a supplement or a post-qualification amendment, to update both subscribers and prospective investors.

Response:

The Company plans to file a supplement to the Offering Circular under Section 253(g)(2) to update both subscribers and prospective investors as to each interim closing that occurs, the total interest in Country Grammer then held by the Series, and any related changes. The Offering Circular disclosure has been revised accordingly.

Please call me at (502) 568-0277 if you have any questions or require any further information with respect to these matters.

Sincerely, FROST BROWN TODD LLC /s/ Alan K. MacDonald, Member

cc:	Brian Doxtator

Chief Executive Officer

Commonwealth Thoroughbreds LLC